Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

January 4, 2017

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Ms. Dobelbower:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on September 9, 2016 regarding post-effective amendment no. 544 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 545 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) (the “Amendment”). The Amendment was filed on June 24, 2016 to register a new series of the Trust: the PowerShares Treasury Collateral Portfolio (the “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Fund’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes.

Prospectus

1.	Comment:	Please include all outstanding information and remove all brackets and blanks in a subsequent filing of a post-effective amendment.

	Response:	We represent that the Fund will include all outstanding information in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

January 4, 2017

2.	Comment:	Please disclose whether the Fund expects to invest more than 80% of its assets in the component securities of the Underlying Index. We note that in Investment Company Act Release No. 24828 (the adopting release for Rule 35d-1 under the Investment Company Act of 1940), the Staff stated that a fund’s name “may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

	Response:	The Fund first notes that, at all times, the Fund will comply with Rule 35d-1. The Fund must invest at least 80% of its total assets in securities contained in the Underlying Index pursuant to the terms of the Trust’s exemptive relief. The Underlying Index is composed exclusively of U.S. Treasury securities; therefore, by investing at least 80% of its total assets in the Underlying Index in compliance with its exemptive order, the Fund necessarily will comply with Rule 35d-1 because it will have invested at least 80% of its net assets in U.S. Treasury securities.

While the Fund is required by the terms of its exemptive relief only to invest 80% of its total assets in securities included in the Underlying Index, the Fund has an investment objective of seeking investment results that generally correspond (before fees and expenses) to the price and yield of its Underlying Index. This objective is consistent with the terms of the Fund’s exemptive order, which requires the Fund generally to track the performance of its underlying index. Therefore, it is likely that the Fund typically will invest in the component securities of the Underlying Index in an amount far greater than 80% of its net assets.

The Fund believes that, in light of the totality of the circumstances, the Fund’s name is both consistent with the terms of Rule 35d-1 and is in no way misleading or materially deceptive. The Fund already discloses in its prospectus (i) its investment objective, (2) its non-fundamental “names rule” policy adopted pursuant to Rule 35d-1, (3) the manner by which it seeks to comply with the Trust’s exemptive order, and (4) the various investment techniques that the Fund will use in seeking to achieve its investment objective. Therefore, the Fund believes that it is in compliance with the names rule and meets the considerations set forth by the Staff in Investment Company Act Release No. 24828.

3.	Comment:	Please rename the risk entitled “Money Market Fund Risk” in both the summary and statutory portions of the prospectus to clarify that the Fund is not a money market fund.

	Response:	In response to the Staff’s request, the Fund has revised the name of the risk in both sections of the prospectus, which is now entitled “Not a Money Market Fund.”

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

January 4, 2017

4.	Comment:	In the subsection “Principal Risks of Investing in the Fund—Valuation Risk,” please disclose that in stressed market conditions, the market for the Fund may become less liquid in response to deteriorating liquidity in the markets for the Fund’s portfolio holdings. Also, please note that this adverse effect on liquidity, in turn, could lead to a difference in market price between the Shares of the Fund and the value of its holdings.

	Response:	In response to the Staff’s request, the Fund has revised the disclosure under “—Valuation Risk” to read as follows:

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value its holdings becomes more difficult and the judgment of the Sub-Adviser (employing the fair value procedures adopted by the Board of Trustees (the “Board”) of the PowerShares Exchange-Traded Fund Trust II (the “Trust”)) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. As a result, the sale price the Fund could receive for a security may differ from the Fund’s valuation of the security and may differ from the value used by the Underlying Index. There is no assurance that the Fund could sell a portfolio security for the value established for it at any time, and it is possible that the Fund would incur a loss because a security is sold at a discount to its established value. Additionally, the market for the Fund may become less liquid in response to deteriorating liquidity in the markets for the Fund’s portfolio holdings, which may cause a variance in the market price of the Shares and their underlying value.

5.	Comment:	In the subsection “Principal Risks of Investing in the Fund—Market Trading Risk” in the Fund’s summary prospectus, please consider disclosing that there is no obligation of market makers to make a market in Fund shares or for Authorized Participants (“APs”) to submit purchase or redemption orders to the Fund, and that in times of market stress, decisions by market makers or APs to step away from their role in making markets for shares could lead to an increase in the variance between the Fund’s NAV and the market price at which it trades.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

January 4, 2017

	Response:	In response to the Staff’s request, the Fund has revised the disclosure under “—Market Trading Risk” to read as follows:

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for the Shares, losses from trading in secondary markets, and disruption in the creation/redemption process of the Fund. Any of these factors may lead to the Shares trading at a premium or discount to the Fund’s NAV. There is no assurance that an active trading market for Shares will be established or maintained by market makers, particularly in times of stressed market conditions, and such market makers have no obligation to make a market in the Shares or to submit purchase or redemption orders. As such, they may step away from their roles, which could lead to variances between the market price of the Shares and the underlying value of those Shares.

6.	Comment:	In the subsection “Principal Risks of Investing in the Fund—Cash Transaction Risk,” please disclose that purchases and redemptions of creation units via cash may cause the Fund to incur certain costs, which could decrease the Fund’s NAV to the extent that such costs are not offset by transaction fees paid by an authorized participant.

	Response:	The Fund has determined to effect creations and redemptions primarily in-kind, rather than for cash. Therefore, the Fund has deleted the subsection “—Cash Transaction Risk” from the summary prospectus as this is not a principal risk of the Fund. The Fund notes, however, that disclosure about the potential for increased transaction costs due to cash creations and redemptions, as well as the transactional fees associated with them, are disclosed in the Fund’s statement of additional information.

7.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund states that it may “utilize various combinations of other available investment techniques in seeking to track the Underlying Index.” Please clarify what those techniques may be.

	Response:	As disclosed in the prospectus, the Fund uses a “representative sampling” approach in seeking to track the Underlying Index. However, the Adviser may also choose to (i) overweight a component of the Underlying Index or (ii) purchase securities not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain components of the Underlying Index. This use of the phrase “combinations of other investment techniques” is intended to capture the fact that the fund may use a combination of available investment techniques that are presently disclosed in the prospectus to track its index in instances in which it is not engaged in full replication.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

January 4, 2017

8.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund states the following:

“The Fund may sell securities included in the Underlying Index in anticipation of their removal from the Underlying Index, or purchase securities not included in the Underlying Index in anticipation of their addition to the Underlying Index.”

Please confirm if these are only instances whereby the Fund can buy or sell securities outside its Underlying Index. If not, please explain when the Fund can purchase securities not included in the Underlying Index.

	Response:	The Fund may buy or sell securities in anticipation of their addition to, or removal from, the Underlying Index. However, these are not the only two instances whereby the Fund can buy or sell securities outside its Underlying Index. As disclosed in the prospectus, the Trust’s exemptive relief requires that the Fund invest at least 80% of its total assets in the component securities of the Underlying Index. Therefore, the Fund may invest up to 20% of its assets in securities not included in the Underlying Index, but that the Adviser nevertheless believes will help the Fund achieve its investment objective of seeking returns that correspond to those of the Underlying Index. There could be multiple instances when the Adviser may choose to buy or sell a security for the Fund, even if it is not included in the Underlying Index, all as disclosed in the prospectus.

9.	Comment:	In the statutory section of the prospectus under the section “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Issuer-Specific Changes,” please explain how the disclosure applies to the Fund and its holdings in light of the Fund’s strategy to invest primarily in U.S. Treasury securities.

	Response:	The Fund notes that the risks discussed under the section “—Issuer-Specific Changes” typically apply to investments in traditional common stocks or other equity securities of companies. Given the Fund’s strategy to invest primarily in U.S. Treasury obligations contained in the Underlying Index, those risks generally are inapplicable to the Fund. Therefore, the Fund has revised the disclosure to read as follows:

The performance of the Fund depends on the performance of individual securities to which the Fund has exposure. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform worse than the market as a whole.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

January 4, 2017

10.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Non-Principal Investment Strategies,” the Fund states that it may invest in other securities not included in the Underlying Index, including “money market instruments (or funds that invest exclusively in money market instruments)…”. Please confirm whether, by investing in mutual funds, the Fund will incur Acquired Fund Fees and Expenses in an amount greater than 0.01% of the Fund’s total operating expenses. If so, please include in the summary prospectus fee table the line item required by Instruction 3(f)(1) to Item 3 of Form N-1A.

	Response:	The Fund confirms that it currently does not intend to invest in registered investment companies in an amount that would cause the Fund’s Acquired Fund Fees and Expenses to exceed 0.01% of the Fund’s total operating expenses. Therefore, the Fund has not included the required line item in its fee table. The Fund confirms to the Staff, however, that going forward if it does so invest, and thereby incurs at least one basis point of Acquired Fund Fees and Expenses, it will amend the fee table accordingly to disclose those acquired fees.

11.	Comment:	We note the section “Additional Information About the Fund’s Strategies and Risks—Non-Principal Investment Strategies” includes two different subsections: “—Borrowing Money” and “—Transparency of Portfolio.” Please confirm whether or not these subsections should be listed as principal or additional risks of the Fund.

	Response:	The Fund confirms that these two subsections are correctly listed as non-principal investment strategies. Form N-1A deems a strategy to be a principal investment strategy based on its “anticipated importance in achieving the Fund’s investment objectives” and “how the strategy affects the Fund’s potential risks and returns.” The Fund is required, pursuant to its exemptive relief as an exchange-traded fund, to disclose its portfolio holdings on a daily basis. The Fund also discloses that it can borrow money in limited circumstances, as disclosed in this subsection and discussed more fully in the statement of additional information. The anticipated importance of these activities in achieving the Fund’s investment objective is small, and is not anticipated to affect the Fund’s potential risks and returns. The Fund has therefore determined to disclose to shareholders these matters in the section “—Non-Principal Investment Strategies” in accordance with the instructions of Form N-1A.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

January 4, 2017

12.	Comment:	We note the inclusion of the subsection “—Trading Issues” under the section “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing In the Fund.” Please clarify whether or not “Trading Issues” should be a principal risk of the Fund.

	Response:	The Fund confirms that the risks described in the subsection “—Trading Issues” are risks of investing in the Fund; however, the Fund believes they are additional risks that have been placed correctly within the prospectus. The Fund notes that the risks posed under the section “—Trading Issues” are not inherent to the Fund’s investment objective or the strategies that the Fund will employ in seeking to achieve that objective, and are therefore not “likely to affect adversely the Fund’s net asset value, yield, or total return” as contemplated in Form N-1A. Rather, such risks (which include incurring brokerage commissions on the purchase or sale of shares in the Fund or facing trading halts) are related to the listing and secondary market trading activity of the Fund. Because these trading issues are a byproduct of the Fund’s exchange listing, rather than inherent in the Fund’s investment strategies or objective, management considers these risks to be additional, non-principal risks to the Fund.

13.	Comment:	We note the inclusion of the subsection “—Liquidity Risk” under the section “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing In the Fund.” Please clarify whether “Liquidity Risk” is a principal or non-principal risk of investing in the Fund.

	Response:	The Fund will invest primarily in U.S. Treasury securities with less than 12 months to maturity that are contained in its Underlying Index. These generally are liquid securities, such that management does not anticipate liquidity risk to be a principal risk facing the Fund. Nevertheless, because the Fund may invest up to 20% of its assets in securities not included in the Underlying Index (as non-principal investment strategies) and may hold up to 15% of its assets in illiquid securities, it is possible for the Fund to hold more than a de minimis amount of its assets in holdings outside the Underlying Index that are considered illiquid. Because of the adverse impact that illiquidity risk could have on the Fund, management has determined to disclose those risks in the Fund’s prospectus; however, because the likelihood that illiquidity risks may face the Fund is low, management has determined to include such disclosure as an additional (rather than a principal) risk.

* * *

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

January 4, 2017

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Alan Goldberg at (312) 964-3503 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.

Adam Henkel, Esq.

Melissa Nguyen, Esq.

Alan Goldberg, Esq.

Eric Purple, Esq.